May 25, 2017

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Re: BorgWarner Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 9, 2017
File No. 001-12162

Dear Mr. Shenk,

Below is the response of BorgWarner Inc. (together with its subsidiaries, “BorgWarner”) to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 11, 2017 on the above-referenced filing. References in this response to “we,” “us,” “our,” and “the Company” are references to BorgWarner.

For the convenience of the Staff, we have reproduced the comment set forth in the May 11 letter.

Notes to Consolidated Financial Statements

Note 14: Contingencies

Asbestos-related Liability, page 95

1.
We note your disclosure that you have made enhancements to the management and analysis of asbestos-related claims, including the engagement of new national coordinating council and new local counsel panels, outsourcing administration and claims handling, implementing improvements in processing, and increasing audits and compliance reviews of counsel handling asbestos-related claims. You state that this has resulted in improvements in both the quantity and quality of information available and an increased ability to reasonable forecast the number of potential future claims that may be asserted.

You also state that you hired a third party consultant in the third quarter of 2016 to further assist you in the analysis of potential future asbestos-related claims. It appears that with the assistance of this external consultant and the updated data and analysis resulting from your claims review process, you determined that your best estimate of the aggregate liability both for asbestos-related claims asserted but not yet resolved and potential asbestos-related claims not yet asserted, including an estimate for defense costs, is $879.3 million as of December 31, 2016, which is $770.8 million higher than the prior year.

Please tell us your consideration of accounting for this as a correction of an error in previously issued financial statements rather than as a change in estimate. Refer to ASC 250-10-20.

Response:

The Company concluded that its revised estimate for asbestos-related claims is a change in accounting estimate rather than a correction of an error in previously issued financial statements because the quarter ending December 31, 2016 is the first time that the liability attributable to potential asbestos-related claims not yet asserted could be reasonably estimated, as required for the accrual of a charge under ASC 450-20-25-2(b).

A change in accounting estimate is defined in ASC 250-10-20 (in relevant part) as

[a] change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.

In comparison, an Error in Previously Issued Financial Statements is defined in ASC 250-10-20 (in relevant part) as

[a]n error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared.

The Company has historically reviewed, on an ongoing basis, its asbestos claims experience and trends affecting asbestos-related claims in the U.S. tort system generally, for, among other purposes, assessing the estimated value of asbestos-related claims that have been asserted or may be asserted in the future against the Company. For periods through and including the third quarter of 2016, the Company was able to make a reasonable estimate of indemnity and defense costs for asbestos-related claims asserted against the Company but not yet resolved, and accrued a liability for such estimated amount, in accordance with ASC 450-20-25-2. For those periods, the Company also concluded that its claims data was too volatile, and the circumstances in which future asbestos-related claims would be resolved too uncertain, to support a reasonable estimate of the liability for potential asbestos-related claims not yet asserted based on the facts known to the Company at that time. Those facts, which were included in the Company’s contemporaneous securities filings, included:

•
the Company’s unique profile as a defendant in asbestos-related lawsuits, given that its asbestos-containing products utilized encapsulated asbestos, were manufactured no later than the mid-1980s, and had limited useful lives, which made it difficult to identify claimants legitimately exposed to the Company’s products and suggested that exposures relating to such products should be smaller in number and trend downward quickly as compared to general asbestos industry trends, resulting in fewer future claims compared to defendants with different historical products and usage,

•	the number and types of asbestos-related claims asserted against the Company,

•	uncertainty of future disease incidence and claiming patterns in claims asserted against the Company,

•	changes in asbestos-related litigation in the United States,

•	the significant number of co-defendants that had filed for bankruptcy protection, and

•	the magnitude and timing of co-defendant bankruptcy trust payments to claimants.

All of these factors together made the Company’s claims data volatile and limited the relationship of the Company’s claims data to industry data, which in turn precluded the Company from being able to reasonably estimate the likely number and types of potential future asbestos-related claims that might be asserted against the Company. Because a reasonable estimate could not be made, the Company did not accrue a liability on account of such potential future claims during the applicable periods, but instead provided disclosure of the loss contingency in its financial statements, in accordance with ASC 450-20-25-2 and ASC 450-20-50.

The Company re-evaluated its ability to reasonably estimate its potential liability for future asbestos-related claims consistently during periods prior to the fourth quarter of 2016. That re-evaluation was performed by the Company’s Risk Management department, and was reviewed by the Chief Financial Officer and discussed with the Audit Committee of the Company’s Board of Directors on a quarterly basis.

In connection with the preparation of its annual financial statements for 2016, the Company was able to determine for the first time that its potential liability for asbestos-related claims not yet asserted was capable of reasonable estimation. That determination became possible at such time for several reasons:

•
during 2016, the Company was able to identify and verify trends in the Company’s claims data which indicated that the Company’s claims experience was stabilizing, becoming less volatile, and becoming consistently related to industry trends in the tort system generally, which led to the Company’s belief that extrapolation from its past claims experience could, for the first time, form the basis for a reasonable estimate of potential future claims,

•
the Company’s handling and processing of asbestos-related claims (as noted by the Staff in the May 11 letter) collectively improved the quantity and quality of information available to the Company respecting those claims, which in turn increased the real-time visibility to the Company and its senior professionals regarding the handling and resolution of individual asbestos-related claims. This information has been used by the Company in its litigation and settlement efforts to determine better how to resolve individual claims, resulting in more consistent litigation and settlement efforts respecting asbestos claims as a whole and more stable settlement and defense costs,

•
changes implemented by courts in certain jurisdictions in which the Company is most often named as a defendant in asbestos-related litigation, which were incorporated into the Company’s litigation and settlement efforts, allowing for greater litigation and settlement consistency and predictability in the Company’s claims projections,

•
co-defendant bankruptcies and the magnitude and timing of bankruptcy trust payments to claimants became more consistent, and information as to both was increasingly required to be made available by claimants, which affected the value of claims asserted against the Company, and

•
the number of asbestos-related claims faced by the Company was significantly reduced as a result of the Company’s ongoing efforts to eliminate many claims that had become dormant as a result of the passage of time or otherwise capable of being dismissed, which allowed the Company greater ability to forecast outcomes respecting potential claims not yet asserted.

The culmination of all of the foregoing factors in 2016 led the Company to consider, as part of its ongoing review process, that it had become possible to make a reasonable estimate of its potential liability for asbestos-related claims not yet asserted. The Company engaged a third-party consultant in the third quarter of 2016, as the Staff notes in the May 11 letter, to assist the Company with its evaluation of such potential liability. The consultant prepared its analysis during the third and fourth quarters of 2016, and presented its final analysis to the Company in the first quarter of 2017. The Company reviewed the analysis and made its own assessment in connection with the Company’s preparation of its annual financial statements for 2016 that the best estimate of the aggregate liability both for asbestos-related claims asserted but not yet resolved and potential asbestos-related claims not yet asserted, including an estimate for defense costs, was $879.3 million, and adjusted its liability on its consolidated balance sheet in accordance with ASC 450-20-25-2.

The Company does not consider this additional reserve to be a correction of an error in prior financial statements because no error was made. There were no mistakes in the application of GAAP, mathematical errors or oversight or misuse of facts in previously issued financial statements. The Company was diligent in its efforts to monitor and track available information to measure the potential liability for future asbestos-related claims, and appropriately recorded a reserve when information sufficient to support a reasonable estimate became available. The Company followed generally accepted accounting principles - specifically, ASC 450-20-25-2 - in only accruing a liability once such amount was capable of being reasonably estimated.

We appreciate the opportunity to provide additional clarification concerning the comment raised in your correspondence. If you have additional questions or comments, please contact Ronald T. Hundzinski at 248-754-0851.

Very truly yours,

/s/ Ronald T. Hundzinski
Ronald T. Hundzinski
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

cc:	James R. Verrier
President and Chief Executive Officer
(Principal Executive Officer)

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